September 3, 2019

R. Erik Holmlin
President and Chief Executive Officer
Bionano Genomics, Inc
9540 Towne Centre Drive, Suite 100
San Diego, CA 92121

       Re: Bionano Genomics, Inc
           Draft Registration Statement on Form S-1
           Submitted August 20, 2019
           CIK No. 0001411690

Dear Dr. Holmlin:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    James C. Pennington, Esq.